Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

The OLB Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First:  That the name of this corporation (the "Corporation") is The OLB Group, Inc.

Second:  That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on November 18, 2004 (the "Certificate of Incorporation").

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

Fourth: That Article FOURTH, Section 1 of the Certificate of Incorporation is hereby amended by deleting the section in its entirety and completely replacing the following new paragraph:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 51,000,000 million shares, consisting of (1) 1 million shares of Preferred Stock, par value $0.0001 per share ("Preferred Stock"), and (2) 50 million shares of Common Stock, par value $0.0001 per share ("Common Stock"). The number of authorized shares of any of the Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), and no vole of the holders of any of the Preferred Stock or Common Stock voting separately as a class shall be required therefor.

Fifth: This Certificate of Amendment to the Certificate of Incorporation of the Corporation shall become effective upon filing.

Sixth:  That, by written consent executed in accordance with Section 228 of the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, was given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

Seventh:  That said amendments to the Certificate of Incorporation were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 23rd day of December, 2022.

THE OLB GROUP, INC.

By:	/s/ Ronny Yakov
Ronny Yakov
Chief Executive Officer